Exhibit 99.4

FIRST AMENDMENT TO

FOURTH AMENDED AND RESTATED TERM LOAN CREDIT AGREEMENT

FIRST AMENDMENT TO FOURTH AMENDED AND RESTATED TERM LOAN CREDIT AGREEMENT (this “First Amendment”), dated as of July 23, 2019, among BRP INC., a Delaware corporation (“Holdings”), BOMBARDIER RECREATIONAL PRODUCTS INC., a Delaware corporation (the “Borrower”), each Guarantor party hereto, BANK OF MONTREAL (“Bank of Montreal”), as administrative agent (in such capacity, including any permitted successor and assigns, the “Administrative Agent”), and the 2019 Incremental Lender (as defined below). All capitalized terms used herein (including in this preamble) and not otherwise defined herein shall have the respective meanings provided such terms in the Term Credit Agreement referred to below.

PRELIMINARY STATEMENTS

WHEREAS, the Borrower has entered into that certain Fourth Amended and Restated Term Loan Credit Agreement, dated as of May 23, 2018, among Holdings, the Borrower, the Lenders party thereto from time to time, Bank of Montreal, as the Administrative Agent (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time to, but not including, the date hereof, the “Term Credit Agreement”);

WHEREAS, pursuant to Section 2.14 of the Term Credit Agreement, the Borrower has delivered an Incremental Loan Request to the Administrative Agent requesting that Royal Bank of Canada (the “2019 Incremental Lender”) make Incremental Loans to the Borrower on the First Incremental Facility Closing Date (as defined below) in an aggregate principal amount of $335,000,000 (the “2019 Incremental Loans” and the Incremental Commitments under this First Amendment of the 2019 Incremental Lender with respect to the 2019 Incremental Loans, the “2019 Incremental Commitments”), which will be used by the Borrower (i) to fund a Restricted Payment, (ii) to pay the fees and expenses related to this First Amendment and the incurrence of the 2019 Incremental Loans and (iii) for other general corporate purposes, including working capital needs, the making of Investments and/or the repayment of Indebtedness;

WHEREAS, as contemplated by Section 2.14 of the Term Credit Agreement, (x) the parties hereto have agreed, subject to the satisfaction of the conditions precedent to effectiveness set forth in Section 6 hereof, to amend certain terms of the Term Credit Agreement as hereinafter provided to give effect to the incurrence of the 2019 Incremental Loans and (y) this First Amendment shall constitute an Incremental Amendment;

WHEREAS, the 2019 Incremental Lender is prepared to provide the 2019 Incremental Loans in an amount equal to its 2019 Incremental Commitment set forth on Schedule 1 hereto subject to the terms and conditions set forth herein;

WHEREAS, the Borrower hereby appoints RBC Capital Markets, LLC and BMO Capital Markets Corp. to act as joint lead arrangers and joint bookrunenrs (with RBC Capital Markets, LLC to have “left” placement in any and all marketing materials and have the leading roles and responsibilities conventionally associated with such “left” placement), in connection with this First Amendment and the transactions contemplated hereby; and

NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which is acknowledged by each party hereto, it is agreed that:

SECTION 1. RULES OF CONSTRUCTION. The rules of construction specified in Section 1.02 of the Term Credit Agreement shall apply to this First Amendment, including the terms defined in the preamble and recitals hereto.

SECTION 2. 2019 INCREMENTAL LOANS.

Pursuant to Section 2.14 of the Term Credit Agreement, and subject solely to the satisfaction of the conditions precedent set forth in such Section 2.14 and Section 6 hereof and in reliance on the representations and warranties set forth herein, on and as of the First Incremental Facility Closing Date:

(a)    The 2019 Incremental Lender hereby agrees to provide to the Borrower its 2019 Incremental Commitment set forth opposite its name under the heading “2019 Incremental Commitment” on Schedule 1 to this First Amendment. The full amount of the 2019 Incremental Loans shall be drawn by the Borrower in a single drawing on the First Incremental Facility Closing Date and amounts paid or prepaid in respect of the 2019 Incremental Loans may not be reborrowed.

(b)    The 2019 Incremental Lender, the Administrative Agent and the Loan Parties party hereto agree that this First Amendment shall constitute an Incremental Amendment pursuant to and in accordance with Section 2.14(f) of the Term Credit Agreement.

(c)    Immediately upon the incurrence of the 2019 Incremental Loans on the First Incremental Facility Closing Date, (i) the 2019 Incremental Loans shall constitute a separate Class of Loans from each other then outstanding Class of Loans and (ii) the 2019 Incremental Loans shall be secured by identical collateral and guarantied on identical terms as the other Classes of Loans outstanding on the First Incremental Facility Closing Date.

(d)    The 2019 Incremental Commitment of the 2019 Incremental Lender shall automatically terminate upon the funding of the 2019 Incremental Loans on the First Incremental Facility Closing Date.

(e)    The proceeds of the 2019 Incremental Loans shall be used by the Borrower (i) to fund a Restricted Payment, (ii) to pay the fees and expenses related to this First Amendment and the incurrence of the 2019 Incremental Loans and (iii) for other general corporate purposes, including working capital needs, the making of Investments and/or the repayment of Indebtedness .

(f)    The Borrower hereby designates that the full principal amount of 2019 Incremental Loans is being incurred in reliance on clause (d)(iii)(A) of Section 2.14 of the Term Credit Agreement.

SECTION 3. AMENDMENTS TO CREDIT AGREEMENT. Subject to the satisfaction (or waiver in writing by the 2019 Incremental Lender and the Administrative Agent) of the conditions set forth in Section 6 hereof, in accordance with Sections 2.14(e) and (f) of the Term Credit Agreement, the Term Credit Agreement is hereby amended as follows:

(a)    Section 1.01 of the Term Credit Agreement is hereby amended by adding in the appropriate alphabetical order the following new definitions:

“2019 Incremental Commitment” has the meaning specified in the First Amendment.

“2019 Incremental Lender” has the meaning specified in the First Amendment.

“2019 Incremental Loans” has the meaning specified in the First Amendment.

“First Amendment” means that certain First Amendment to Fourth Amended and Restated Term Loan Credit Agreement, dated as of July 23, 2019, among Holdings, the Borrower, the Guarantors party thereto, the Administrative Agent and the 2019 Incremental Lender party thereto.

“First Incremental Facility Closing Date” has the meaning specified in the First Amendment.

(b)    The definition of “Applicable Rate” in Section 1.01 of the Term Credit Agreement is hereby amended by amending and restating said definition in its entirety as follows:

““Applicable Rate” means a percentage per annum equal to, (i) with respect to the Term B Loans, (A) for Eurocurrency Rate Loans, 2.00% and (B) for Base Rate Loans, 1.00% and (ii) with respect to 2019 Incremental Loans, (A) for Eurocurrency Rate Loans, 2.50% and (B) for Base Rate Loans, 1.50%:

Notwithstanding the foregoing, (v) the Applicable Rate in respect of any Extended Term Loans shall be the applicable percentages per annum set forth in the relevant Extension Amendment, (w) the Applicable Rate in respect of any Class of Incremental Commitments and any Class of Incremental Loans shall be the applicable percentages per annum set forth in the relevant Incremental Amendment, (x) the Applicable Rate in respect of any Class of Replacement Term Loans shall be the applicable percentages per annum set forth in the relevant agreement and (y) in the case of the Term Loans and any Class of Incremental Loans, the Applicable Rate shall be increased as, and to the extent, necessary to comply with the provisions of Section 2.14.”

(c)    The definition of “Maturity Date” in Section 1.01 of the Term Credit Agreement is hereby amended by amending and restating said definition in its entirety as follows:

““Maturity Date” means (i) with respect to the Term B Loans and the 2019 Incremental Loans, the seventh anniversary of the Closing Date, (ii) with respect to any Class of Extended Loans, the final maturity date as specified in the applicable Extension Request accepted by the respective Lender or Lenders, (iii) with respect to any Refinancing Loans, the final maturity date as specified in the applicable Refinancing Amendment, (iv) with respect to any Incremental Loans, the final maturity date as specified in the applicable Incremental Amendment and (v) with respect to any Replacement Term Loans, the final maturity date as specified in the applicable agreement; provided that, in each case, if such day is not a Business Day, the Maturity Date shall be the Business Day immediately succeeding such day.”

(d)    The definition of “Repricing Transaction” in Section 1.01 of the Term Credit Agreement is hereby amended by amending and restating said definition in its entirety as follows:

““Repricing Transaction” means (a) any prepayment or repayment of 2019 Incremental Loans with the proceeds of, or any conversion of, 2019 Incremental Loans into, any new or replacement tranche of term loans the primary purpose of which is to reduce the All-In Yield applicable to such 2019 Incremental Loans or (b) any amendment, amendment and restatement or other modification to this Agreement, the primary purpose of which is to reduce the All-In Yield applicable to 2019 Incremental Loans; provided that any refinancing or repricing of 2019 Incremental Loans shall not constitute a Repricing Transaction if such refinancing or repricing is in connection with (i) any Transformative Acquisition or (ii) a transaction that would result in a Change of Control.”

(e)    The definition of “Term Loans” in Section 1.01 of the Term Credit Agreement is hereby amended by amending and restating said definition in its entirety as follows:

“Term Loans” means any Term B Loan, Incremental Loan (including, for the avoidance of doubt, 2019 Incremental Loans), Refinancing Loan or Extended Term Loan, as the context may require.

(f)    Section 2.01(a)(i) of the Term Credit Agreement is hereby amended and restated in its entirety as follows:

“(i) (x) On the Closing Date, pursuant to the Restatement Agreement (whether by way of exchange of existing extensions of credit under the Existing Credit Agreement or by way of new extensions of credit) each Term Lender severally agrees to make Term B Loans available to the Borrower on the Closing Date in accordance with the Commitment of such Term Lender and (y) upon the terms and subject to the conditions set forth in the First Amendment, each 2019 Incremental Lender severally agrees to make 2019 Incremental Loans in Dollars to the Borrower on the First Incremental Facility Closing Date in an aggregate amount not to exceed the amount of such 2019 Incremental Lender’s 2019 Incremental Commitment. No costs shall be payable under Section 3.05 in connection with the transactions consummated under this Section 2.01.

(g)    Section 2.02(a) of the Term Credit Agreement is hereby amended and restated in its entirety as follows:

“Each Borrowing, each conversion of Loans from one Type to the other, and each continuation of Eurocurrency Rate Loans shall be made upon the Borrower’s irrevocable notice, on behalf of the Borrower, to the Administrative Agent (provided that the notices in respect of the initial Credit Extension may be conditioned on the closing of the Restatement), which may be given by telephone. Each such notice must be received by the Administrative Agent not later than (1) 2:00 p.m. three (3) Business Days (or, in the case of the 2019 Incremental Loans funded on the First Incremental Facility Closing Date, not later than 12:00 p.m. one (1) Business Day) prior to the requested date of any Borrowing or continuation of Eurocurrency Rate Loans or any conversion of Base Rate Loans to Eurocurrency Rate Loans, and (2) 12:00 noon on the requested date of any Borrowing of Base Rate Loans or any conversion of Eurocurrency Rate Loans to Base Rate Loans; provided that the notice referred to in subclause (1) above may be delivered one (1) Business Day prior to the Closing Date in the case of the initial Credit Extension. Each telephonic notice by the Borrower pursuant to this Section 2.02(a) must be confirmed promptly by delivery to the Administrative Agent of a Committed Loan Notice, appropriately completed and signed by a Responsible Officer of the Borrower. Except as provided in Section 2.14, each Borrowing of, conversion to or continuation of Eurocurrency Rate Loans shall be in a minimum principal amount of $500,000, or a whole multiple of $50,000 in excess thereof. Except as provided in Section 2.14, each Borrowing of or conversion to Base Rate Loans shall be in a minimum principal amount of $100,000 or a whole multiple of $50,000 in excess thereof. Each Committed Loan Notice shall specify (i) whether the requesting Borrower is requesting a Borrowing, a conversion of Loans from one Type to the other or a continuation of Eurocurrency Rate Loans, (ii) the requested date of the Borrowing, conversion or continuation, as the case may be (which shall be a Business Day), (iii) the Dollar Amount of Loans to be borrowed, converted or continued, (iv) the Type of Loans to be borrowed or to which existing Loans are to be converted, (v) if applicable, the duration of the Interest Period with respect thereto and (vi) wire instructions of the account(s) to which funds are to be disbursed (it being understood, for the avoidance of doubt, that the amount to be disbursed to any particular account may be less than the minimum or multiple limitations set forth above so long as the aggregate amount to be disbursed to all such accounts pursuant to such Borrowing meets such minimums and multiples). If the Borrower fails to specify a Type of Loan in a Committed Loan Notice or fails to give a timely notice requesting a conversion or continuation, then the applicable Loans shall be made as, or converted to Base Rate Loans. Any such automatic conversion to Base

Rate Loans shall be effective as of the last day of the Interest Period then in effect with respect to the applicable Eurocurrency Rate Loans. If the Borrower requests a Borrowing of, conversion to, or continuation of Eurocurrency Rate Loans in any such Committed Loan Notice, but fails to specify an Interest Period, it will be deemed to have specified an Interest Period of one (1) month.”

(h)    Section 2.05(a)(iv) of the Term Credit Agreement is hereby amended and restated in its entirety as follows:

“(iv)    Voluntary prepayments of any Class of Term Loans permitted pursuant to Section 2.05(a)(i) shall be applied to the applicable Class and the remaining scheduled installments of principal thereof pursuant to Section 2.07 in a manner determined at the discretion of the Borrower and specified in the notice of prepayment (and absent such direction, pro rata to the Classes outstanding and to the scheduled installments in direct order of maturity) (it being understood, for the avoidance of doubt, that the borrower may voluntarily prepay the Term B Loans and the 2019 Incremental Loans on a non-pro rata basis in its discretion).”

(i)    Section 2.05(a)(vi) of the Term Credit Agreement is hereby amended and restated in its entirety as follows:

“(vi)    Notwithstanding the foregoing, in the event that, on or prior to the date that is six (6) months after the First Incremental Facility Closing Date, the Borrower (x) prepays, refinances, substitutes or replaces any 2019 Incremental Loans pursuant to a Repricing Transaction (including, for the avoidance of doubt, any prepayment made pursuant to Section 2.05(a) or 2.05(b)(iii) that constitutes a Repricing Transaction), or (y) effects any amendment of this Agreement resulting in a Repricing Transaction, the Borrower shall pay to the Administrative Agent, for the ratable account of each of the applicable Term Lenders (subject to the proviso below), (I) in the case of clause (x), a prepayment premium of 1.00% of the aggregate principal amount of the 2019 Incremental Loans so prepaid, refinanced, substituted or replaced and (II) in the case of clause (y), a fee equal to 1.00% of the aggregate principal amount of the applicable 2019 Incremental Loans outstanding immediately prior to such amendment. Such amounts shall be due and payable on the date of effectiveness of such Repricing Transaction; provided, however, that for the avoidance of doubt, in the case of the exercise by the Borrower of its rights under Section 3.07 in connection with a Repricing Transaction effected through an amendment, the prepayment premium described in the immediately preceding clause (I) shall be payable to any Lender replaced pursuant to Section 3.07 (and not any Person who replaces such Lender) in respect of the 2019 Incremental Loans assigned pursuant to Section 3.07 immediately prior to such Repricing Transaction.”

(j)    Section 2.06 of the Term Credit Agreement is hereby amended by inserting the following new subsection (d) at the end thereof:

“(d)    2019 Incremental Commitments. The 2019 Incremental Commitments of each 2019 Incremental Lender shall be automatically and permanently reduced to $0 upon the funding of the 2019 Incremental Loans to be made by it on the First Incremental Facility Closing Date.”

(k)    Section 2.07 of the Term Credit Agreement is hereby amended and restated in its entirety as follows:

“(a)    The Borrower shall repay to the Administrative Agent for the ratable account of the Appropriate Lenders (A) on the last Business Day of each April, July, October and January, commencing with October 31, 2018, an aggregate principal amount equal to 0.25% of the aggregate principal amount of all Term B Loans as of the Closing Date (which payments shall be reduced as a result of the application of prepayments in accordance with the order of priority set forth in Sections 2.05 and 10.07), (B) on the last Business Day of each April, July, October and January, commencing with October 31, 2019, an aggregate principal amount equal to 0.25% of the aggregate principal amount of all 2019 Incremental Loans as of the First Incremental Facility Closing Date (which payments shall be reduced as a result of the application of prepayments in accordance with the order of priority set forth in Sections 2.05 and 10.07) and (C) on the Maturity Date for any Class of Term Loans, the aggregate principal amount of all Term Loans of such Class outstanding on such date.

(b)    Other than with respect to any 2019 Incremental Loans, the amount of any such payment set forth in clause (a) above shall be adjusted to account for the addition of any Incremental Loans, Extended Term Loans or Refinancing Loans to contemplate (A) the reduction in the aggregate principal amount of any Term Loans that were paid down in connection with the incurrence of such Incremental Loans, Extended Term Loans or Refinancing Loans, and (B) any increase to payments to the extent and as required pursuant to the terms of any applicable Incremental Amendment, Extension Amendment or Refinancing Amendment.”

(l)    Section 2.14(e)(iii) of the Term Credit Agreement is hereby amended and restated in its entirety as follows:

“(iii) the All-In Yield applicable to the Incremental Loans of each Class shall be determined by the Borrower and the applicable Incremental Lenders and/or arranger(s) and shall be set forth in each applicable Incremental Amendment; provided, however, that with respect to any Incremental Loans (provided that the Borrower may, at its election, exclude up to $75,000,000 in aggregate principal amount of Incremental Loans from the application of the following provisions of this clause (e)(iii)) incurred on or prior to the 12-month anniversary of the First Incremental Facility Closing Date that are denominated in Dollars, that are pari passu in right of payment and security with the 2019 Incremental Loans, and that have a Maturity Date prior to the date that is 24 months after the Maturity Date of the 2019 Incremental Loans, the All-In Yield applicable to such Incremental Loans shall not be greater than the applicable All-In Yield payable pursuant to the terms of this Agreement as amended through the date of such calculation with respect to the 2019 Incremental Loans plus 50 basis points per annum unless the All-In Yield (together with, as provided in the proviso below, the Eurocurrency Rate or Base Rate floor) with respect to the 2019 Incremental Loans is increased so as to cause the then applicable All-In Yield under this Agreement on the 2019 Incremental Loans to equal the All-In Yield then applicable to the Incremental Loans minus 50 basis points; provided, further, that any increase in All-In Yield to the 2019 Incremental Loans due to the application or imposition of a Eurocurrency Rate or Base Rate floor on any Incremental Loan shall be effected solely through an increase in (or implementation of, as applicable) any Eurocurrency Rate or Base Rate floor applicable to such 2019 Incremental Loans.”

(m)    Section 6.16 of the Term Credit Agreement is hereby amended by inserting the following new sentence at the end thereof:

“Use the proceeds of any 2019 Incremental Loans incurred on the First Incremental Facility Closing Date (i) to fund a Restricted Payment, (ii) to pay the fees and expenses related to the First Amendment and the incurrence of the 2019 Incremental Loans and (iii) other general corporate purposes, including working capital needs, the making of Investments and/or the repayment of Indebtedness.”

SECTION 4. REFERENCE TO AND EFFECT ON THE TERM CREDIT AGREEMENT. On and after the First Incremental Facility Closing Date, (i) each reference in the Term

Credit Agreement to “this Agreement,” “hereunder,” “hereof” or text of like import referring to the Term Credit Agreement shall mean and be a reference to the Term Credit Agreement as amended by this First Amendment, (ii) the 2019 Incremental Loans shall constitute “Loans”, “Term Loans” and “Incremental Loans”, in each case, under and as defined in the Term Credit Agreement, (iii) the 2019 Incremental Lenders shall each constitute a “Lender”, a “Term Lender” and “Incremental Lender”, (other than for purposes of Section 2.01(a)(i) of the Term Credit Agreement), in each case, under and as defined in the Term Credit Agreement, (iv) the 2019 Incremental Commitments shall constitute, “Commitments” and “Incremental Commitments”, in each case, under and as defined in the Term Credit Agreement, (v) the First Incremental Facility Closing Date shall constitute the “Incremental Facility Closing Date” under and as defined in the Term Credit Agreement with respect to the 2019 Incremental Loans and (vi) this First Amendment shall constitute an “Incremental Amendment” under and as defined in the Term Credit Agreement. On and after the effectiveness of this First Amendment, this First Amendment shall for all purposes constitute a “Loan Document” under and as defined in the Term Credit Agreement and the other Loan Documents.

SECTION 5. REPRESENTATIONS & WARRANTIES. In order to induce the 2019 Incremental Lender and the Administrative Agent to enter into this First Amendment and to induce the 2019 Incremental Lender to make the 2019 Incremental Loans hereunder, each Loan Party hereby represents and warrants to the 2019 Incremental Lender and the Administrative Agent on and as of the First Incremental Facility Closing Date, that:

(a)    The execution, delivery and performance by such Loan Party of this First Amendment will not (i) contravene the terms of any of such Person’s Organization Documents, (ii) conflict with or result in any breach or contravention of, or the creation of any Lien under (other than as permitted by Section 7.01 of the Term Credit Agreement), or require any payment to be made under (x) any Contractual Obligation to which such Person is a party or affecting such Person or the properties of such Person or any of its Subsidiaries or (y) any material order, injunction, writ or decree of any Governmental Authority or any arbitral award to which such Person or its property is subject or (iii) violate any Law; except with respect to any conflict, breach or contravention or payment (but not creation of Liens) referred to in clauses (ii) and (iii), to the extent that such violation, conflict, breach, contravention or payment could not reasonably be expected to have a Material Adverse Effect.

(b)    Each Loan Party party hereto has the requisite power and authority to execute, deliver and perform the terms and provisions of this First Amendment and has taken all necessary corporate or other organizational action to authorize the execution, delivery and performance by it of this First Amendment. Each Loan Party has duly executed and delivered this First Amendment, and this First Amendment, the Term Credit Agreement as amended hereby and each other Loan Document to which such Loan Party is a party constitutes its legal, valid and binding obligation enforceable in accordance with its terms, except as such enforceability may be limited by (i) Debtor Relief Laws and by general principles of equity principles of good faith and fair dealing, and (ii) the need for filings and registrations necessary to create or perfect the Liens on the Collateral granted by the Loan Parties in favor of the Secured Parties and (iii) the effect of foreign Laws, rules and regulations as they relate to pledges of Equity Interests in Foreign Subsidiaries.

(c)    Each of the representations and warranties set forth in the Term Credit Agreement and in the other Loan Documents is true and correct in all material respects on and as of the First Incremental Facility Closing Date with the same effect as though made on and as of such date, except to the extent such representations and warranties expressly relate to an earlier date, in which case they shall be true and correct in all material respects as of such earlier date; provided, however, that, any representation and warranty that is qualified as to “materiality,” “Material Adverse Effect” or similar language shall be true and correct (after giving effect to any qualification therein) in all respects on such respective dates.

(d)    All proceeds of the 2019 Incremental Loans will be used for the purposes set forth in Section 2(e) hereof.

SECTION 6. CONDITIONS PRECEDENT. This First Amendment shall become effective as of the first date (the “First Incremental Facility Closing Date”) when each of the conditions set forth in this Section 6 shall have been satisfied:

(i)    The Administrative Agent shall have received a duly authorized, executed and delivered counterpart of the signature page to this First Amendment from each Loan Party named on the signature pages hereto, the Administrative Agent and the 2019 Incremental Lender.

(ii)    (a) All fees and expenses (including all invoiced reasonable out-of-pocket costs, fees and expenses (including invoiced reasonable and out-of-pocket legal fees and expenses reimbursable hereunder)) shall have been paid to the extent earned, due and owing and otherwise payable or reimbursable pursuant to the terms of the Loan Documents and otherwise invoiced prior to the First Incremental Facility Closing Date and (b) fees and expenses incurred by or on behalf of the 2019 Incremental Lender in connection with the funding of the 2019 Incremental Loans in the amounts agreed between the 2019 Incremental Lender and the Borrower, shall be due and payable on the First Incremental Facility Closing Date to the extent, in the case of expenses, invoiced at least three (3) business days prior to the First Incremental Facility Closing Date (provided that legal expenses payable pursuant to this clause (ii) shall be limited to the reasonable and documented fees and expenses of White & Case LLP and Davies Ward Phillips & Vineberg LLP, in each case, as counsel to the 2019 Incremental Lender).

(iii)    Both immediately before and after giving effect to this First Amendment, (a) no Default or Event of Default shall have occurred or be continuing and (b) all representations and warranties contained in this First Amendment, the Term Credit Agreement and in the other Loan Documents shall be true and correct in all material respects with the same effect as though such representations and warranties had been made on the date hereof (except to the extent such representations and warranties expressly relate to an earlier date, in which case they shall be true and correct in all material respects as of such earlier date; provided, however, that, any representation and warranty that is qualified as to “materiality,” “Material Adverse Effect” or similar language shall be true and correct (after giving effect to any qualification therein) in all respects on such respective dates).

(iv)    After giving effect to the making of all Incremental Loans on such date, the Borrower’s Secured Net Leverage Ratio shall not exceed 3.75:1.00 on the First Incremental Facility Closing Date determined on a Pro Forma Basis as of the last day of the Test Period most recently ended prior to the date of the incurrence of such 2019 Incremental Loans for which internal financial statements are available (as determined in good faith by the Borrower), as if all such 2019 Incremental Loans had been incurred on the last day of such Test Period.

(v)    The Administrative Agent shall have received a Committed Loan Notice meeting the requirements of Section 2.02(a) of the Term Credit Agreement for the 2019 Incremental Loans.

(vi)    The Administrative Agent shall have received an officer’s certificate of the Borrower, dated the First Incremental Facility Closing Date, executed by a Responsible Officer of the Borrower certifying to the best of such officer’s knowledge, compliance with the requirements set forth in preceding clause (v) of this Section 6 and Section 2.14(d)(iii) of the Term Credit Agreement.

(vii)    On the First Incremental Facility Closing Date, the Administrative Agent shall have received a customary opinion of Ropes & Gray LLP, U.S. counsel to the Loan Parties and Stikeman Elliott, Canadian counsel to the Loan Parties, in each case, (i) in form and substance consistent with the legal opinion delivered on the Closing Date with such changes as shall be reasonably satisfactory to the Administrative Agent, (ii) addressed to the Administrative Agent and the 2019 Incremental Lender and (iii) dated the First Incremental Facility Closing Date.

(viii)    The Administrative Agent shall have received a customary certificate from each Loan Party, dated the First Incremental Facility Closing Date, signed by a Responsible Officer of such Loan Party, and attested to by the secretary or any assistant secretary of such Loan Party, with appropriate insertions, together with (a) certified copies of the certificate or articles of incorporation and by-laws (or other equivalent organizational documents), as applicable, of such Loan Party, (b) customary resolutions of such Loan Party referred to in such certificate, (c) incumbency or specimen signatures which identify by name and title the Responsible Officer or authorized signatory of such Loan Party authorized to sign this First Amendment, and (d) a good standing certificate from the applicable Governmental Authority of such Loan Party’s jurisdiction of incorporation, organization or formation, each dated a recent date prior to the First Incremental Facility Closing Date and certifying as to the good standing of such Loan Party (but only if the concept of good standing exists in the applicable jurisdiction); provided that in the case of preceding clause (a), such documents shall not be required to be delivered if such certificate includes a certification by such officer that the applicable organizational documents delivered to the Administrative Agent in connection with the initial funding of Term B Loans on the Closing Date (or any date thereafter) remain in full force and effect and have not been amended, modified, revoked or rescinded since the Closing Date (or such date thereafter).

(ix)    The Administrative Agent shall have received a solvency certificate from the chief financial officer (or other officer with reasonably equivalent duties) of the Borrower substantially in the form of Exhibit D-2 to the Term Credit Agreement and dated the First Incremental Facility Closing Date certifying that the Borrower and its Restricted Subsidiaries are Solvent (after giving effect to the incurrence of the 2019 Incremental Loans and the application of the proceeds thereof).

SECTION 7. REAFFIRMATION.

(a)    To induce the 2019 Incremental Lender and Administrative Agent to enter into this First Amendment, each of the Loan Parties hereby acknowledges and reaffirms its obligations under each Loan Document to which it is a party, including, without limitation, any grant, pledge or collateral assignment of a lien or security interest, as applicable, contained therein, in each case, as amended, restated, supplemented or otherwise modified prior to or as of the date hereof (collectively, the “Reaffirmed Documents”). The Borrower acknowledges and agrees that each of the Loan Documents to which it is a party or otherwise bound shall continue in full force and effect, that all of its obligations thereunder shall be valid and enforceable and shall not be impaired or limited by the execution or effectiveness of this First Amendment.

(b)    In furtherance of the foregoing Section 7(a), each Loan Party, in its capacity as a Guarantor under any Guaranty to which it is a party (in such capacity, each a “Reaffirming Loan Guarantor”), reaffirms its guarantee of the Guaranteed Obligations under the terms and conditions of such Guaranty and agrees that such Guaranty remains in full force and effect to the extent set forth in such Guaranty and after giving effect to this First Amendment. Each Reaffirming Loan Guarantor hereby confirms that it consents to the terms of this First Amendment and the Term Credit Agreement and that the principal of, the interest and premium (if any) on, and fees related to, the 2019 Incremental Loans constitute “Obligations” under the

Loan Documents. Each Reaffirming Loan Guarantor hereby (i) confirms that each Loan Document to which it is a party or is otherwise bound will continue to guarantee to the fullest extent possible in accordance with the Loan Documents, the payment and performance of the Guaranteed Obligations, including, without limitation, the payment and performance of all such applicable Guaranteed Obligations that are joint and several obligations of each Guarantor now or hereafter existing; (ii) acknowledges and agrees that its Guaranty and each of the Loan Documents to which it is a party or otherwise bound shall continue in full force and effect and that all of its obligations thereunder shall be valid and enforceable and shall not be impaired or limited by the execution or effectiveness of this First Amendment; and (iii) acknowledges, agrees and warrants for the benefit of the Administrative Agent, each other Agent and each Secured Party that there are no rights of set-off or counterclaim, nor any defenses of any kind, whether legal, equitable or otherwise, that would enable such Reaffirming Loan Guarantor to avoid or delay timely performance of its obligations under the Loan Documents.

(c)    In furtherance of the foregoing Section 7(a), each of the Loan Parties that is party to any Collateral Document, in its capacity as a Grantor (as defined in such Collateral Document) under such Collateral Document (in such capacity, each a “Reaffirming Grantor”), hereby acknowledges that it has reviewed and consents to the terms and conditions of this First Amendment and the transactions contemplated hereby, including the extension of credit in the form of the 2019 Incremental Loans. In addition, each Reaffirming Grantor reaffirms the security interests granted by such Reaffirming Grantor under the terms and conditions of the Security Agreement and each other Loan Document (in each case, to the extent a party thereto) to secure the Obligations and agrees that such security interests remain in full force and effect. Each Loan Party hereby confirms that the security interests granted by such Reaffirming Grantor under the terms and conditions of the Loan Documents secure the 2019 Incremental Loans as part of the Obligations. Each Reaffirming Grantor hereby (i) confirms that each Collateral Document to which it is a party or is otherwise bound and all Collateral encumbered thereby will continue to secure, to the fullest extent possible in accordance with the Collateral Documents, the payment and performance of the Obligations, as the case may be, including, without limitation, the payment and performance of all such applicable Obligations that are joint and several obligations of each Guarantor and Grantor now or hereafter existing, (ii) confirms its respective grant to the Administrative Agent for the benefit of the Secured Parties of the security interest in and continuing Lien on all of such Grantor’s right, title and interest in, to and under all Collateral, in each case, whether now owned or existing or hereafter acquired or arising and wherever located, as collateral security for the prompt and complete payment and performance in full when due, whether at stated maturity, by required prepayment, declaration, acceleration, demand or otherwise, of all applicable Obligations (including all such Obligations as amended, reaffirmed and/or increased pursuant to this First Amendment), subject to the terms contained in the applicable Loan Documents, and (iii) confirms its respective pledges, grants of security interests and other obligations, as applicable, under and subject to the terms of each of the Collateral Documents to which it is a party.

(d)    Each Guarantor acknowledges and agrees that (i) notwithstanding the conditions to effectiveness set forth in this First Amendment, such Guarantor is not required by the terms of the Term Credit Agreement or any other Loan Document to consent to this First Amendment and (ii) nothing in the Term Credit Agreement, this First Amendment or any other Loan Document shall be deemed to require the consent of such Guarantor to any future amendment, consent or waiver of the terms of the Term Credit Agreement.

SECTION 8. CONSENT. The Borrower and the Administrative agent hereby consent to the assignment of any 2019 Incremental Loans to any Lender (other than a Disqualified Institution) which is not an existing Lender or an Approved Fund in respect of an existing Lender, in each case, to the extent disclosed to the Borrower and the Administrative Agent prior to the date hereof. The Borrower hereby consents to the Administrative Agent’s use of the signature page attached hereto as Exhibit A in connection with the assignments to institutions previously disclosed to the Borrower in accordance with the immediately preceding sentence and the Administrative Agent may affix such signature page to each Assignment and Assumption that relates to such assignments.

SECTION 9. MISCELLANEOUS PROVISIONS.

(a)    Ratification. This First Amendment is limited to the matters specified herein and shall not constitute a modification, acceptance or waiver of any other provision of the Term Credit Agreement or any other Loan Document. Nothing herein contained shall be construed as a substitution or novation of the obligations outstanding under the Term Credit Agreement or any other Loan Document or instruments securing the same, which shall remain in full force and effect as modified hereby or by instruments executed concurrently herewith.

(b)    Governing Law; Submission to Jurisdiction, Etc. This First Amendment shall be governed by, and construed in accordance with, the law of the State of New York. Sections 10.15(b) and 10.16 of the Term Credit Agreement are incorporated by reference herein as if such Sections appeared herein, mutatis mutandis.

(c)    Severability. Section 10.14 of the Term Credit Agreement is incorporated by reference herein as if such Section appeared herein, mutatis mutandis.

(d)    Counterparts; Headings. This First Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery by telecopier, .pdf or other electronic imaging means of an executed counterpart of a signature page to this First Amendment shall be effective as delivery of an original executed counterpart of this First Amendment. The Administrative Agent may also require that signatures delivered by telecopier, .pdf or other electronic imaging means be confirmed by a manually signed original thereof; provided that the failure to request or deliver the same shall not limit the effectiveness of this First Amendment or signature delivered by telecopier, .pdf or other electronic imaging means. Section headings herein are included for convenience of reference only and shall not affect the interpretation of this First Amendment.

[Remainder of page intentionally blank; signatures begin next page]

IN WITNESS WHEREOF, the parties hereto have caused their duly Responsible Officers to execute and deliver this First Amendment as of the date first above written.

BOMBARDIER RECREATIONAL PRODUCTS INC.

By:	(s) Martin Langelier
Name:	Martin Langelier
Title:	Authorized Person

By:	(s) Paule Morisset
Name:	Paule Morisset
Title:	Authorized Person

BRP INC.

By:	(s) Martin Langelier
Name:	Martin Langelier
Title:	Authorized Person

By:	(s) Paule Morisset
Name:	Paule Morisset
Title:	Authorized Person

[BRP – Signature Page to First Amendment to Fourth Amended and Restated Term Loan Credit Agreement (2019)]

BRP R&D SERVICES INC.

By:	(s) Martin Langelier
Name:	Martin Langelier
Title:	Authorized Person

By:	(s) Paule Morisset
Name:	Paule Morisset
Title:	Authorized Person

BRP US INC.

By:	(s) Martin Langelier
Name:	Martin Langelier
Title:	Authorized Person

By:	(s) Paule Morisset
Name:	Paule Morisset
Title:	Authorized Person

BRP US MANAGEMENT SERVICES, INC.

By:	(s) Martin Langelier
Name:	Martin Langelier
Title:	Authorized Person

By:	(s) Paule Morisset
Name:	Paule Morisset
Title:	Authorized Person

BRP QUERETARO S.A. DE C.V.

By:	(s) Martin Langelier
Name:	Martin Langelier
Title:	Authorized Person

By:	(s) Paule Morisset
Name:	Paule Morisset
Title:	Authorized Person

[BRP – Signature Page to First Amendment to Fourth Amended and Restated Term Loan Credit Agreement (2019)]

BRP MEXICO S.A. DE C.V.

By:	(s) Martin Langelier
Name:	Martin Langelier
Title:	Authorized Person

By:	(s) Paule Morisset
Name:	Paule Morisset
Title:	Authorized Person

BRP MEXICAN DISTRIBUTION S.A. DE C.V.

By:	(s) Martin Langelier
Name:	Martin Langelier
Title:	Authorized Person

By:	(s) Paule Morisset
Name:	Paule Morisset
Title:	Authorized Person

ALUMACRAFT HOLDINGS, LLC

By:	(s) Martin Langelier
Name:	Martin Langelier
Title:	Authorized Person

By:	(s) Paule Morisset
Name:	Paule Morisset
Title:	Authorized Person

ALUMACRAFT BOAT CO.

By:	(s) Martin Langelier
Name:	Martin Langelier
Title:	Authorized Person

By:	(s) Paule Morisset
Name:	Paule Morisset
Title:	Authorized Person

[BRP – Signature Page to First Amendment to Fourth Amended and Restated Term Loan Credit Agreement (2019)]

TRITON INDUSTRIES, INC.

By:	(s) Martin Langelier
Name:	Martin Langelier
Title:	Authorized Person

By:	(s) Paule Morisset
Name:	Paule Morisset
Title:	Authorized Person

[BRP – Signature Page to First Amendment to Fourth Amended and Restated Term Loan Credit Agreement (2019)]

BANK OF MONTREAL, as Administrative Agent

By:	(s) Richard Belzil
Name:	Richard Belzil
Title:	Director

[BRP – Signature Page to First Amendment to Fourth Amended and Restated Term Loan Credit Agreement (2019)]

ROYAL BANK OF CANADA, as 2019 Incremental Lender

By:	(s) Frédéric Yale-Leduc
Name:	Frédéric Yale-Leduc
Title:	Authorized Signatory

[BRP – Signature Page to First Amendment to Fourth Amended and Restated Term Loan Credit Agreement (2019)]

SCHEDULE 1

2019 Incremental Lender	2019 Incremental Commitment
Royal Bank of Canada	$335,000,000
Total:	$335,000,000

EXHIBIT A

[Attached.]

[BRP – Signature Page to First Amendment to Fourth Amended and Restated Term Loan Credit Agreement (2019)]